Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Fiscal Year 2025

Unaudited Consolidated Financial Results

AI and Others revenue grew 84.7% year over year

and accounted for 46.5% of total revenue in 2025

BEIJING, March 24, 2026 — Cheetah Mobile Inc. (“Cheetah Mobile” or the “Company”) (NYSE: CMCM), a China-based IT company with a commitment to AI innovation, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2025.

Full Year 2025 Financial Highlights

Total revenues increased by 42.6% year over year to RMB 1,150.4 million (US$164.5 million) in 2025, driven by strong expansion across business segments.

•
Revenue from the Internet business increased by 19.0% year over year to RMB 615.3 million (US$88.0 million) .

•
Revenue from the AI and Others segment increased by 84.7% year over year to RMB 535.2 million (US$76.5 million), reflecting continued scaling of the Company’s emerging initiatives. The AI and Others segment accounted for 46.5% of total revenues in 2025, compared with 35.9% in 2024.

Gross profit increased by 53.0% year over year to RMB 834.0 million (US$119.3 million). Gross margin improved to 72.5% in 2025 from 67.6% in 2024. On a non-GAAP basis, gross profit was RMB 834.0 million (US$119.3 million), and non-GAAP gross margin was 72.5%.

Operating loss decreased by 59.0% year over year to RMB 179.4 million (US$25.7 million) in 2025. On a non-GAAP basis, operating profit was RMB 14.2 million (US$2.0 million), compared with a non-GAAP operating loss of RMB 231.8 million in 2024.

•
The Internet business generated adjusted operating profit of approximately RMB 114.9 million in 2025, representing a 82.8% year-over-year increase and reflecting improving profitability and strong cash flow generation. Adjusted operating margin for this segment was 18.7% in 2025, compared with 12.1% in 2024.

•
The AI and Others segment reported an adjusted operating loss of approximately RMB 274.5 million in 2025, representing a 42.1% year-over-year reduction, as the Company continued improving operating efficiency while scaling emerging initiatives.

Cash and cash equivalents were RMB 1,506.6 million (US$215.4 million) as of December 31, 2025.

Fourth Quarter 2025 Financial Highlights

Total revenues increased by 30.3% year over year and 7.5% quarter over quarter to RMB 308.9 million (US$44.2 million) in the fourth quarter of 2025.

•
Revenue from the Internet business was RMB 155.9 million (US$22.3 million) in the fourth quarter of 2025. While Internet business revenue declined slightly year over year, it increased 9.5% quarter over quarter.

•
Revenue from the AI and Others segment reached RMB 153.0 million (US$21.9 million), representing a 98.8% year-over-year increase and a 5.5% quarter-over-quarter increase, reflecting continued growth momentum of the Company’s emerging initiatives. The AI and Others segment accounted for 49.5% of total revenues in the fourth quarter of 2025, compared with 32.5% in the same period last year, representing nearly half of total revenue.

Gross profit increased by 18.9% year over year to RMB 205.4 million (US$29.4 million) in the fourth quarter of 2025. On a non-GAAP basis, gross profit increased by 19.2% year over year to RMB 205.4 million (US$29.4 million).

Operating loss decreased by 29.6% year over year to RMB 145.8 million (US$20.8 million) in the fourth quarter of 2025. On a non-GAAP basis, operating profit was RMB 15.5 million (US$2.2 million), compared with a non-GAAP operating loss of RMB 42.5 million in the fourth quarter of 2024.

•
The Internet business generated adjusted operating profit of approximately RMB 46.7 million in the fourth quarter of 2025, representing a 78.1% year-over-year increase, and continued to serve as a stable profit contributor to the Company.

•
The AI and Others segment reported an adjusted operating loss of approximately RMB 183.3 million in the fourth quarter of 2025, representing a 19.7% year-over-year reduction in operating loss.

Management Commentary

Fu Sheng, Chief Executive Officer of Cheetah Mobile, commented: “2025 marked a turning point for Cheetah Mobile. We delivered revenue growth while meaningfully improving operating efficiency and achieved full-year non-GAAP operating profitability. Our robotics business, which represented approximately 18.9% of total revenue in the fourth quarter, increased 93.6% year over year and 42.9% quarter over quarter, showing strong growth momentum. We are expanding our robotic product portfolio with a consumer-facing smart wheelchair, leveraging our existing autonomous mobility technologies. Our internet business remained a stable cash-generating platform, supporting disciplined investment in AI-driven capabilities. Leveraging our long-standing utility product experience, we continued to enhance our AI agent products, with the introduction of EasyClaw, our AI coworker platform designed to help users create and deploy AI agents more easily. While monetization remains at an early stage, these initiatives are part of our long-term strategy to build sustainable growth engines.”

Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “In 2025, we continued to strengthen operating discipline and improve cost efficiency across the organization. Although we reported a GAAP operating loss for the year, operating loss narrowed significantly year over year. On a non-GAAP basis, we achieved operating profitability, reflecting an improved cost structure and increasing operating leverage. Within our Internet business, internet value-added services, which contributed 74.8% of this segment’s revenues in the fourth quarter of 2025, expanded by 32.0% year over year and 16.2% quarter over quarter, enhancing earnings visibility and margin stability. In our AI and Others segment, revenue contribution increased year over year and accounted for nearly half of total revenues in the fourth quarter of 2025, while operating loss narrowed as we maintained selective investment and cost control. We ended the year with a solid cash position, providing financial flexibility to support disciplined capital allocation.”

Conference Call Information

The Company will hold a conference call on March 24, 2026, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 8826704

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 6928279

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America ("U.S. GAAP").

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has developed and launched a diversified suite of software products for PCs and mobile devices, designed to address users’ needs in document processing, system optimization, image editing and web browsing, among others. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as robotic products to international clients. At the same time, it actively engages in research and development of advanced technologies to empower its products and services. Cheetah Mobile has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile's growth strategies; Cheetah Mobile's ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile's ability to monetize its platform; Cheetah Mobile's future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile's revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile's filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses , amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill and intangible assets resulting from business acquisitions;

•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,833,031	1,506,625	215,445
Short-term investments	335	9,527	1,362
Accounts receivable, net	473,619	468,058	66,931
Prepayments and other current assets, net	1,365,761	1,154,774	165,132
Due from related parties, net	106,934	94,821	13,559
Total current assets	3,779,680	3,233,805	462,429

Non-current assets:
Property and equipment, net	51,564	40,238	5,754
Operating lease right-of-use assets	26,323	16,833	2,407
Intangible assets, net	190,665	54,069	7,732
Goodwill	424,099	460,034	65,784
Long-term investments	817,330	688,459	98,448
Deferred tax assets	128,581	112,913	16,146
Other non-current assets	86,059	77,521	11,085
Total non-current assets	1,724,621	1,450,067	207,356

Total assets	5,504,301	4,683,872	669,785

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	219,566	211,689	30,271
Accrued expenses and other current liabilities	2,756,805	2,264,659	323,842
Due to related parties	69,606	18,613	2,662
Income tax payable	35,804	54,430	7,783
Total current liabilities	3,081,781	2,549,391	364,558

Non-current liabilities:
Deferred tax liabilities	43,046	21,711	3,105
Other non-current liabilities	172,348	154,422	22,082
Total non-current liabilities	215,394	176,133	25,187

Total liabilities	3,297,175	2,725,524	389,745

Mezzanine equity:
Redeemable noncontrolling interests	189,725	197,560	28,251

Shareholders’ equity:
Ordinary shares	248	254	36
Additional paid-in capital	2,722,504	2,736,117	391,260
Accumulated deficit	(1,232,577)	(1,490,947)	(213,203)
Accumulated other comprehensive income	410,423	362,245	51,800
Total Cheetah Mobile Inc. shareholders’ equity	1,900,598	1,607,669	229,893
Noncontrolling interests	116,803	153,119	21,896

Total shareholders’ equity	2,017,401	1,760,788	251,789

Total liabilities, mezzanine equity and shareholders’ equity	5,504,301	4,683,872	669,785

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD	RMB	RMB	USD
Revenues	237,089	308,851	44,165	806,877	1,150,444	164,511
Internet business	160,152	155,896	22,293	517,188	615,281	87,984
AI and others	76,937	152,955	21,872	289,689	535,163	76,527
Cost of revenues (a)	(64,317)	(103,475)	(14,797)	(261,682)	(316,411)	(45,246)
Gross profit	172,772	205,376	29,368	545,195	834,033	119,265

Operating income and expenses:
Research and development (a)	(65,506)	(149,863)	(21,430)	(243,391)	(346,152)	(49,499)
Selling and marketing (a)	(104,851)	(72,657)	(10,390)	(342,421)	(362,735)	(51,870)
General and administrative (a)	(56,281)	(87,101)	(12,455)	(244,385)	(266,522)	(38,112)
Impairment of goodwill and intangible assets	(152,890)	(41,563)	(5,943)	(152,890)	(41,563)	(5,943)
Other operating (expense)/income	(377)	31	4	637	3,496	500
Total operating income and expenses	(379,905)	(351,153)	(50,214)	(982,450)	(1,013,476)	(144,924)

Operating loss	(207,133)	(145,777)	(20,846)	(437,255)	(179,443)	(25,659)
Other income/(expenses):
Interest income, net	9,862	5,484	784	44,422	30,629	4,380
Foreign exchange (losses)/gains	(32,236)	14,156	2,024	(21,726)	30,783	4,402
Other expense, net	(82,300)	(74,481)	(10,651)	(139,769)	(108,652)	(15,537)

Loss before income taxes	(311,807)	(200,618)	(28,689)	(554,328)	(226,683)	(32,414)
Income tax (expenses)/benefits	(51,064)	13,722	1,962	(47,258)	(8,469)	(1,211)
Net loss	(362,871)	(186,896)	(26,727)	(601,586)	(235,152)	(33,625)
Less: net income attributable to noncontrolling interests	3,913	3,843	550	15,971	22,561	3,226
Net loss attributable to Cheetah Mobile shareholders	(366,784)	(190,739)	(27,277)	(617,557)	(257,713)	(36,851)

Net loss per share
Basic	(0.2438)	(0.1262)	(0.0180)	(0.4161)	(0.1754)	(0.0251)
Diluted	(0.2439)	(0.1262)	(0.0180)	(0.4162)	(0.1764)	(0.0252)

Net loss per ADS
Basic	(12.1907)	(6.3082)	(0.9000)	(20.8042)	(8.7724)	(1.2550)
Diluted	(12.1947)	(6.3082)	(0.9000)	(20.8097)	(8.8185)	(1.2600)

Weighted average number of shares outstanding
Basic	1,512,707,145	1,550,604,238	1,550,604,238	1,503,054,847	1,533,473,068	1,533,473,068
Diluted	1,512,707,145	1,550,604,238	1,550,604,238	1,503,054,847	1,533,473,068	1,533,473,068
Weighted average number of ADSs outstanding
Basic	30,254,143	31,012,085	31,012,085	30,061,097	30,669,461	30,669,461
Diluted	30,254,143	31,012,085	31,012,085	30,061,097	30,669,461	30,669,461

Other comprehensive income/(loss) , net of tax of nil
Foreign currency translation adjustments	51,667	(25,511)	(3,648)	49,045	(50,422)	(7,210)
Unrealized gains/(losses) on available-for-sale securities, net	7,277	(5,541)	(792)	2,642	1,121	160
Other comprehensive income/(loss)	58,944	(31,052)	(4,440)	51,687	(49,301)	(7,050)
Total comprehensive loss	(303,927)	(217,948)	(31,167)	(549,899)	(284,453)	(40,675)
Less: Total comprehensive income attributable to noncontrolling interests	2,199	1,889	270	14,089	21,438	3,066
Total comprehensive loss attributable to Cheetah Mobile shareholders	(306,126)	(219,837)	(31,437)	(563,988)	(305,891)	(43,741)

	For The Three Months Ended			For The Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	(460)	2	-	81	16	2
Research and development	1,280	1,007	144	1,924	1,193	171
Selling and marketing	(495)	290	41	(662)	773	111
General and administrative	4,819	7,867	1,125	24,758	17,858	2,554
Total	5,144	9,166	1,310	26,101	19,840	2,838

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended December 31, 2025						For The Year Ended December 31, 2025
	GAAP	Share-based	Amortization of	Impairment	Non-GAAP		GAAP	Share-based	Amortization of	Impairment	Non-GAAP
	Result	Compensation	intangible assets*	of goodwill and intangible assets	Result		Result	Compensation	intangible assets*	of goodwill and intangible assets	Result
	RMB	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	RMB	USD
Revenues	308,851	-	-	-	308,851	44,165	1,150,444	-	-	-	1,150,444	164,511
Cost of revenues	(103,475)	2	-	-	(103,473)	(14,797)	(316,411)	16	-	-	(316,395)	(45,244)
Gross profit	205,376	2	-	-	205,378	29,368	834,033	16	-	-	834,049	119,267

Research and development	(149,863)	1,007	108,471	-	(40,385)	(5,775)	(346,152)	1,193	127,171	-	(217,788)	(31,143)
Selling and marketing	(72,657)	290	2,070	-	(70,297)	(10,053)	(362,735)	773	5,078	-	(356,884)	(51,033)
General and administrative	(87,101)	7,867	-	-	(79,234)	(11,330)	(266,522)	17,858	-	-	(248,664)	(35,558)
Impairment of goodwill and intangible assets	(41,563)	-	-	41,563	-	-	(41,563)	-	-	41,563	-	-
Other operating income, net	31	-	-	-	31	4	3,496	-	-	-	3,496	500
Total operating income and expenses	(351,153)	9,164	110,541	41,563	(189,885)	(27,154)	(1,013,476)	19,824	132,249	41,563	(819,840)	(117,234)

Operating (loss)/income	(145,777)	9,166	110,541	41,563	15,493	2,214	(179,443)	19,840	132,249	41,563	14,209	2,033
Net loss attributable to Cheetah Mobile shareholders	(190,739)	9,166	110,541	41,563	(29,469)	(4,217)	(257,713)	19,840	132,249	41,563	(64,061)	(9,159)

Diluted losses per ordinary share (RMB)	(0.1262)	0.0059	0.0714	0.0268	(0.0221)		(0.1764)	0.0129	0.0863	0.0271	(0.0501)
Diluted losses per ADS (RMB)	(6.3082)	0.2950	3.5682	1.3400	(1.1050)		(8.8185)	0.6450	4.3135	1.3550	(2.5050)
Diluted losses per ADS (USD)	(0.9000)	0.0422	0.5082	0.1916	(0.1580)		(1.2600)	0.0922	0.6158	0.1938	(0.3582)

	For The Three Months Ended December 31, 2024					For The Year Ended December 31, 2024
	GAAP	Share-based	Amortization of	Impairment	Non-GAAP	GAAP	Share-based	Amortization of	Impairment	Non-GAAP
	Result	Compensation	intangible assets*	of goodwill and intangible assets	Result	Result	Compensation	intangible assets*	of goodwill and intangible assets	Result
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	237,089	-	-	-	237,089	806,877	-	-	-	806,877
Cost of revenues	(64,317)	(460)	-	-	(64,777)	(261,682)	81	-	-	(261,601)
Gross profit	172,772	(460)	-	-	172,312	545,195	81	-	-	545,276

Research and development	(65,506)	1,280	6,156	-	(58,070)	(243,391)	1,924	24,624	-	(216,843)
Selling and marketing	(104,851)	(495)	469	-	(104,877)	(342,421)	(662)	1,876	-	(341,207)
General and administrative	(56,281)	4,819	-	-	(51,462)	(244,385)	24,758	-	-	(219,627)
Impairment of goodwill and intangible assets	(152,890)	-	-	152,890	-	(152,890)	-	-	152,890	-
Other operating income, net	(377)	-	-	-	(377)	637	-	-	-	637
Total operating income and expenses	(379,905)	5,604	6,625	152,890	(214,786)	(982,450)	26,020	26,500	152,890	(777,040)

Operating loss	(207,133)	5,144	6,625	152,890	(42,474)	(437,255)	26,101	26,500	152,890	(231,764)
Net loss attributable to Cheetah Mobile shareholders	(366,784)	5,144	6,625	152,890	(202,125)	(617,557)	26,101	26,500	152,890	(412,066)

Diluted losses per ordinary share (RMB)	(0.2439)	0.0034	0.0044	0.1011	(0.1350)	(0.4162)	0.0174	0.0176	0.1017	(0.2795)
Diluted losses per ADS (RMB)	(12.1947)	0.1700	0.2200	5.0547	(6.7500)	(20.8097)	0.8700	0.8800	5.0847	(13.9750)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended December 31, 2025				For The Year Ended December 31, 2025
	Internet Business	AI and others	Consolidated		Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	USD	RMB	RMB	RMB	USD
Revenues	155,896	152,955	308,851	44,165	615,281	535,163	1,150,444	164,511
Operating Costs and expenses
Cost of revenues(i)	31,300	72,173	103,473	14,797	106,606	209,789	316,395	45,244
Selling and marketing(i)	45,326	27,041	72,367	10,349	220,312	141,650	361,962	51,759
Research and development(i)	10,367	138,489	148,856	21,286	110,060	234,899	344,959	49,328
Other segment items(i)	22,237	98,529	120,766	17,269	63,436	223,295	286,731	41,001
Adjusted operating income/(losses)	46,666	(183,277)	(136,611)	(19,536)	114,867	(274,470)	(159,603)	(22,821)
Unallocated amounts-share based compensations			(9,166)	(1,310)			(19,840)	(2,838)
Operating loss			(145,777)	(20,846)			(179,443)	(25,659)
Reconciliation of segment profit/(loss)
Interest income, net			5,484	784			30,629	4,380
Foreign exchange gains, net			14,156	2,024			30,783	4,402
Other expense, net			(74,481)	(10,651)			(108,652)	(15,537)
Loss before income taxes			(200,618)	(28,689)			(226,683)	(32,414)

	For The Three Months Ended December 31, 2024			For The Year Ended December 31, 2024
	Internet Business	AI and others	Consolidated	Internet Business	AI and others	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	160,152	76,937	237,089	517,188	289,689	806,877
Operating Costs and expenses
Cost of revenues(i)	21,174	43,603	64,777	79,812	181,789	261,601
Selling and marketing(i)	70,243	35,103	105,346	200,945	142,138	343,083
Research and development(i)	30,651	33,575	64,226	115,476	125,991	241,467
Other segment items(i)	11,877	192,852	204,729	58,122	313,758	371,880
Adjusted operating income/(losses)	26,207	(228,196)	(201,989)	62,833	(473,987)	(411,154)
Unallocated amounts-share based compensations			(5,144)			(26,101)
Operating loss			(207,133)			(437,255)
Reconciliation of segment profit/(loss)
Interest income, net			9,862			44,422
Foreign exchange gains, net			(32,236)			(21,726)
Other expense, net			(82,300)			(139,769)
Loss before income taxes			(311,807)			(554,328)

(i) Share-based compensations were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(366,784)	(190,739)	(27,277)	(617,557)	(257,713)	(36,851)
Add:
Income tax expenses/(benefits)	51,064	(13,722)	(1,962)	47,258	8,469	1,211
Interest income, net	(9,862)	(5,484)	(784)	(44,422)	(30,629)	(4,380)
Depreciation and other amortization	14,619	114,426	16,363	51,453	147,235	21,054
Net income attributable to noncontrolling interests	3,913	3,843	550	15,971	22,561	3,226
Other expense, net	114,536	60,325	8,627	161,495	77,869	11,135
Share-based compensation	5,144	9,166	1,310	26,101	19,840	2,838
Impairment of goodwill and intangible assets	152,890	41,563	5,943	152,890	41,563	5,943
Adjusted EBITDA	(34,480)	19,378	2,770	(206,811)	29,195	4,176